THE NEXT
WAY FORWARD

2022
Summary Annual Report



MESSAGE TO SHAREHOLDERS

We are on a journey to build the Northwest Bank of the future— an evolution that continues to be guided by the overarching principles of progress and transformation defined in our five-year strategic plan. In 2022, we made great strides as we accelerated and diversified our key initiatives to meet the changing digital preferences of our customers and capture additional business development opportunities as part of our progression to a high-performing commercial bank.



When I reflect on all we accomplished in the past year, I would be remiss to not recognize the many ways our team members go above and beyond to answer the call for our company, customers and the communities we serve. They continue to carry out our mission and build upon the legacy of strength and stability that has always been a pillar of our organization. Our success will continue to be driven by the passion of our team, who, as Champions of Opportunity, are firmly committed to our vision as we move forward and expand our franchise.

Improving upon core performance

While successfully navigating extraordinary change in 2022, including the loss of our Chairman, President and CEO Ron Seiffert, the volatile interest rate environment and the reduction in stimulus deposits, we continued to improve upon our core operating performance. Core or non-GAAP net income of $137.7 million, or $1.08 per diluted share, resulted in return on average equity (ROAE) of 9.07% and return on average assets (ROAA) of 0.97%, with an efficiency ratio of 62.1%.

Accelerating our commitment to helping local economies

At Northwest, we are committed to improving our local economies by helping local businesses succeed. In 2022, we expanded our business banking team, who are instrumental in developing and deepening relationships with small businesses in our communities. Notably, we established an SBA lending vertical, including the addition of an experienced SBA credit and sales leadership team. This new focus broadens our small business loan offering and provides strategic benefits, including expanded product and relationship opportunities.

In support, through charitable donations, educational improvement tax credits (EITC) and sponsorships, we also infused more than three million dollars back into our local communities. These contributions, coupled with thousands of employee volunteer hours, allow us to improve the quality of life for area residents and businesses, a core element of our bank culture.

Offering more sophisticated solutions to commercial customers

Commercial relationships continue to grow as commercial loans and deposits have increased steadily across multiple geographies and industries. To support commercial and small business customers with their treasury management needs,

we recently launched a new online banking platform, Northwest Treasury Pro, which offers a comprehensive mix of features and functionality to help companies manage their cash flow. This new solution significantly improves customer experience and better positions Northwest as a commercial partner, providing all digital business banking capabilities within a single platform.

In addition, we recently added a Commercial Finance Group focused on business aviation, long-haul trucking, marine financing and general equipment loans to capture opportunities in the middle market and large corporate finance spaces. This new capability broadens our commercial loan offering and has numerous strategic benefits, including industry and geographic expansion, additional fee income and expanded relationship opportunities.

Enabling the digital experience

Over the past several years, we have been focused on leveraging technology to elevate customer experience and expand our footprint. Incrementally, we have been digitally transforming our bank by launching innovative technology, including a new online and mobile banking platform with advanced functionality, streamlined deposit and loan account-opening experiences and an enhanced website—northwest.com. As a result of these investments, we have enabled new ways to capture business and expand relationships in an easy, secure and cost-effective way through an end-to-end digital experience.



Focusing on Environmental, Social and Governance (ESG) and Diversity, Equity and Inclusion (DEI)

To support our mission of establishing a workplace where all employees can contribute, innovate and thrive, we launched the Northwest Inclusion Council in 2020 to promote diversity, equity and inclusion across the company. Recently, we appointed a new leader to oversee the Inclusion Council and drive DEI efforts throughout our organization. This team has made considerable progress, most notably launching several Employee Resource Groups (ERGs) in 2022, which are voluntary, employee-led groups for open conversation and collaboration across the company, to further support employee engagement and raise cultural awareness.

Enhancing efficiency through branch optimization

Because customers are choosing more convenient ways to interact with our bank, branch traffic and transaction volumes have declined while utilization of our digital channels, like online and mobile banking, has dramatically increased. This ongoing shift in customer behavior and preferences led us to evaluate the efficiency of our retail network and consolidate over 100 branches in the past six years. In many cases, the consolidated branches were in close proximity to another Northwest location, which has allowed us to retain a high percentage of impacted customers.

Building on our brand

In 2022, we launched a new brand campaign, Northwest Bank "For what's next,™" which reinforces our focus on offering solutions and expertise to help customers proactively plan for the future. The campaign can be seen across all our markets through a variety of advertising channels, including digital and social media, broadcast and connected TV and billboards.

We also launched a new marketing optimization and personalization engine, which allows us to harness the power of data, artificial intelligence and machine learning to deliver the most relevant offering to our customers through tailored communications.

Broadening our talent

To achieve the goals set forth in our strategic plan, we continue to recruit highly capable team members at the senior and middle management levels. These accomplished professionals provide depth of experience to augment our existing talent pool and enhance our ability to succeed across all lines of business and geographies.

Taking advantage of its central location within our current four-state footprint and the tremendous growth seen in central Ohio, we established our holding company (Northwest Bancshares, Inc.) headquarters in Columbus, Ohio to further support our hiring efforts and position the Northwest brand as we develop new business and expand our western boundaries.

Continuing the momentum

2022 was a pivotal year for our company, highlighted by continued improvement of our core operating performance, notable enhancements in our digital capabilities and customer experience, significant investment and expansion in small business and commercial banking, heightened support for our local communities and dedicated efforts to create a more diverse and inclusive working environment.

As we continue on our journey to transform the bank, in 2023 we will build off this momentum, remaining committed to our strategic direction and our quest to evolve into a high-performing commercial bank. I am excited about our progress and to see what's next for Northwest Bank.

On behalf of our Board of Directors and employees, thank you for your continued support, trust and confidence.

Sincerely,

Louis J. Torchio
President and CEO

I would like to pay tribute to Ronald J. Seiffert—our former Chairman, President and CEO—who passed away unexpectedly in May 2022.

Ron was an extraordinary leader and, more importantly, a close friend. We all miss his daily presence and will honor his vision of sustained growth and independence by building on the strategic direction he set for Northwest Bank.



Columbus Grand Opening: Ron Seiffert with Lt. General Michael Ferriter, U.S. Army (Retired), CEO of the National Veterans Memorial and Museum

CORPORATE PROFILE

Northwest Bancshares, Inc.

Northwest Bancshares, Inc. is a federally chartered bank holding company that owns and operates Northwest Bank, a Pennsylvania-chartered savings bank headquartered in Warren, Pennsylvania.

As of December 31, 2022, we held assets of $14.1 billion and had 142 full-service community banking locations, eight free-standing drive-through locations and 202 ATMs across Pennsylvania, New York, Ohio and Indiana. Since 1896, we have helped our communities create what's next by meeting the diverse financial needs of individuals, families, organizations and businesses seeking to bank, borrow, invest and plan their futures.

Our primary business involves gathering funds from deposits and borrowings and investing them in loans and investment securities.



Source of Funds	
● Checking Accounts	46%
● Money Market Accounts	20%
● Savings Accounts	18%
● Certificates of Deposit	8%
● Borrowed Funds	6%
● Subordinated Debt	1%
● Junior Subordinated Debentures	1%

Investment of Funds	
● Mortgage Loans	27%
● Commercial Real Estate	21%
● Cash and Investments	17%
● Consumer Loans	16%
● Home Equity Loans	10%
● Commercial Loans	9%

Northwest's sources of funds and mix of loans and investments have changed considerably over the years as we have strived to transform from a thrift to a commercial bank.

Loan Growth and Mix in billions of dollars



Deposit Growth and Mix in billions of dollars



FINANCIAL HIGHLIGHTS

Northwest Bancshares, Inc. and Subsidiaries

In thousands, except per share and other data

AT YEAR END DECEMBER 31,	2022	2021	2020
Total assets	$14,113,324	$14,501,508	$13,806,268
Loans receivable, net	10,802,416	9,914,151	10,446,422
Deposits	11,464,548	12,301,165	11,599,233
Shareholders' equity	1,491,486	1,583,571	1,538,703
Book value per share	11.74	12.51	12.11
Tangible book value per share	8.67	9.40	8.95
Closing market price per share	13.98	14.16	12.74
FOR THE YEAR ENDED DECEMBER 31,			
Net interest income	$420,681	$391,262	$391,728
Net income	133,666	154,323	74,854
Non-GAAP net income	137,710	138,574	131,422
Diluted earnings per share	1.05	1.21	0.62
Non-GAAP earnings per share	1.08	1.08	1.09
Dividends per share	0.80	0.79	0.76
KEY FINANCIAL RATIOS FOR THE YEAR ENDED DECEMBER 31,			
Return on average shareholders' equity	8.80%	9.91%	4.72%
Non-GAAP return on average shareholders' equity	9.07%	8.90%	8.29%
Return on average assets	0.94%	1.08%	0.58%
Non-GAAP return on average assets	0.97%	0.97%	1.02%
Tangible common equity to assets	8.03%	8.43%	8.48%
Average interest rate spread	3.11%	2.89%	3.24%
Nonperforming assets to total assets at end of period	0.58%	1.10%	0.77%
Net charge-offs as a percentage of average loans outstanding	0.02%	0.20%	0.27%
Allowance for credit losses to nonperforming loans at end of period	143.98%	64.38%	129.99%
Allowance for credit losses as a percentage of loans receivable	1.08%	1.02%	1.27%
OTHER DATA AT DECEMBER 31,			
Full-service community banking locations	142	162	162
Average deposits per full-service location[1]	$80,736	$75,933	$71,600
Full-time equivalent employees	2,160	2,332	2,421
Registered shareholders[2]	11,242	10,182	12,442

[1]In thousands.
[2]Excludes shareholders who own their stock in "street name."

GROWTH AND PERFORMANCE

Assets

Total assets decreased $388.2 million over prior year primarily due to decreases in marketable securities and total cash and cash equivalents, as a result of decreases in customer deposits.



Assets in billions of dollars

2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
$7.88	$7.78	$8.95	$9.62	$9.36	$9.61	$10.49	$13.81	$14.50	$14.11

Net Income

Net income decreased $20.7 million over prior year, resulting primarily from an increase in provision for credit losses primarily as a result of the provision credit in 2021 related to the release of reserves built up during COVID-19.



Annual Net Income in millions of dollars

● GAAP ● Non-GAAP

2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
$66.6	$62.0	$67.0 / $60.5	$82.3 / $49.7	$94.5 / $83.7	$105.5	$113.4 / $110.4	$131.4 / $74.9	$154.3 / $138.6	$137.7 / $133.7

Earnings per Share





Diluted Earnings per Share in dollars

● GAAP ● Non-GAAP

2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
$0.73	$0.67	$0.71 / $0.64	$0.82 / $0.49	$0.92 / $0.83	$1.02	$1.07 / $1.04	$1.09 / $0.62	$1.21 / $1.08	$1.08 / $1.05

Common Stock Information

2022	High	Low	Div
1Q	$14.46	$13.28	$0.20
2Q	$13.02	$12.06	$0.20
3Q	$14.81	$13.50	$0.20
4Q	$15.29	$13.60	$0.20

2021	High	Low	Div
1Q	$15.48	$12.42	$0.19
2Q	$14.76	$13.45	$0.20
3Q	$13.88	$12.37	$0.20
4Q	$14.50	$13.11	$0.20

Stock Price Performance Since IPO

in total return % (Source: S&P Capital IQ)



● NWBI
● Peer Median
● S&P 500 Bank

HERE TO MAKE THE DIFFERENCE

Corporate Responsibility

For more than 125 years, doing what's right for the people, communities and world around us has been at the heart of who we are. Here you'll find how we meet Environmental, Social and Governance (ESG) standards and uphold responsible business principles to fulfill our shared purpose to create opportunities and empower one another— all to pave the way for a better tomorrow.

Governance and Ethics

We demonstrate our commitment to integrity, transparency and trust in many ways, including through our strong internal audit structure, Board-driven risk management framework and required employee and Board training and testing to ensure ethics at every level.

Empowering Customers

It's our mission to empower people with the knowledge and tools they need to improve their lives. Online, we provide a resource center filled with financial articles and calculators. In our communities, we regularly partner with local organizations to deliver financial wellness training in person.

 As an example, we partnered with these organizations in Muncie, Indiana, in 2022. **Scan this code to learn more.**

Investing in Our Team

At Northwest, we have a shared passion for helping others—most importantly, our employees, who receive both professional development and industry training throughout the year and have the opportunity to participate in virtual and in-person mentorship programs. We also know that job satisfaction includes striking a healthy balance between work and personal life, so we offer a myriad of family-focused benefits, generous time off and a flexible work policy.

Committed to Inclusion

At Northwest, we face each day as one, embracing our unique perspectives to spark creative solutions. In recent years, we established our Inclusion Council comprised of Northwest employees from all walks of life to develop strategies centered around training, communication, data and hiring practices to support our commitment to promoting diversity and inclusion. In 2022, the group's most notable accomplishment was the launch of employee resource groups focused on advancing our community of color, women and young professionals.

Strengthening Communities

We're committed to making a difference in the places where we live and work, and our teams step up to the plate, dedicating time and resources toward making a difference across our footprint. On the next page, you'll see how we've invested in communities through community donations and lending, along with an example of how our investment is making a difference in Columbus.

Focused on Environmental Sustainability

At Northwest, we embrace a spirit of innovation and are committed to continuously evolving our processes to pave a better future. As part of this effort, we look for ways we can minimize our impact on the environment, save energy and reduce our dependence on precious natural resources. Through internal education, digital adoption and our flexible work policy, printer use declined 61% in corporate offices and 41% in branches in recent years. Additionally, we have invested heavily in more environmentally friendly ways of lighting, heating and cooling our buildings, further reducing our impact on the environment.

In 2022, Northwest Bank earned a Home Possible RISE Award from Freddie Mac, which helps low-income homebuyers secure mortgages.

WE ARE COMMITTED TO COMMUNITY DEVELOPMENT

Community Donations

The Northwest Charitable Foundation was established to provide financial support to nonprofit organizations promoting affordable housing, education, health and human services, quality of life, youth development, the arts, economic development and programs that benefit the disadvantaged in areas where Northwest Bank conducts business.

Annual Community Donations[1]
in thousands of dollars



2018	2019	2020	2021	2022
$1,261	$1,196	$1,188	$986	$1,039

Community Lending

We're committed to nurturing dreams of prosperity—from home ownership to entrepreneurship—for those who need it most.

Annual Community Lending
in thousands of dollars



2018	2019	2020[2]	2021[2]	2022
$266,934	$398,740	$516,633	$471,023	$460,905

In the Spotlight: National Veterans Memorial and Museum

The National Veterans Memorial and Museum (NVMM) in Columbus, Ohio is the first and only museum that shares the individual stories of *all* veterans from all service branches and eras of time in their own words—during military service and after. The NVMM honors the service and sacrifice of our veterans and their families through events and ceremonies. Their programs connect veterans to communities with job opportunities and inspire everyone to serve others in their communities. Last, but not least, they educate K-12 and beyond on what it means to serve, veteran contributions through history and the historical impact of those who heeded the call to defend our freedoms and way of life.

Northwest proudly began a formal partnership with NVMM in 2022, pledging $100,000 to form "National Veterans Memorial and Museum Connects." The program creates greater access to the NVMM for low- to moderate-income individuals and families, opening up a wide range of in-person and virtual programming to meet the needs of the diverse central Ohio community.

"We truly appreciate Northwest Bank's generous support for programs impacting our veterans and the K-12 community," says Lt. General Michael Ferriter, U.S. Army (retired), president and CEO of the National Veterans Memorial and Museum. "We look forward to working together to ensure museum access for all through Northwest's sponsorship of NVMM Connects."

More than 4,791 visitors attended the museum for free or through significantly reduced ticket prices through the National Veterans Memorial and Museum Connects program in 2022.



Scan this code to learn more about the NVMM.

[1]Does not include donations made at the local level.

[2]In response to the COVID-19 pandemic, Northwest Bank participated in the SBA Paycheck Protection Program (PPP) designed to provide a direct incentive for small businesses to keep their workers on the payroll. NW originated approximately $723 million in PPP loans in 2020 and 2021 not included in the totals above.

MARKET COVERAGE

Proudly serving people and businesses across four states.

NY
Niagara
Monroe
Erie
Chautauqua
Cattaraugus
PA
Erie
Warren
McKean
Potter
Tioga
Crawford
Forest
Elk
Cameron
Clinton
Lebanon
Venango
Mercer
Clarion
Clearfield
Centre
Lawrence
Butler
Armstrong
Mifflin
Huntington
Cambria
Allegheny
Washington
Dauphin
Lebanon
Lancaster
York
Chester
Montgomery
Bucks
Philadelphia
Delaware
IN
Saint Joseph
Elkhart
Kosciusko
Allen
Grant
Delaware
Randolph
Hamilton
Johnson
Monroe
Greene
OH
Lorain
Summit
Franklin

☆ **Northwest Bancshares, Inc. —** Columbus, Ohio
☆ **Northwest Bank —** Warren, Pennsylvania









Forbes 2022 AMERICA'S BEST BANKS

Forbes 2022 WORLD'S BEST BANKS POWERED BY STATISTA

Forbes 2022 AMERICA'S BEST MIDSIZE EMPLOYERS POWERED BY STATISTA

The Banker GLOBAL FINANCIAL INTELLIGENCE SINCE 1926 TOP 500 GLOBAL BRANDS

2022 was an award-winning year for Northwest Bank as we were ranked among America's Top 100 Midsize Employers and Top 25 Best Banks by Forbes, as well as Top 500 Global Banking Brands by The Banker.

BUSINESS SOLUTIONS

Our wealth is built on helping others succeed.

At Northwest, we believe there are opportunities all around us, and we're passionate about helping businesses find them.

By taking the time to understand the unique needs of each company and identifying customized solutions, our local experts empower executives to reach their financial goals through treasury management, financing, investment management, employee benefits and more.



BUSINESS SOLUTIONS

Loans and Deposits

Commercial relationships continue to be a growing segment of our business as commercial loans and deposits have grown steadily due to strategic positioning for growth opportunities. While yields and costs have declined due to the changing interest rate environment, our business deposit mix continues to grow as we focus on offering a holistic, essential-partner value proposition.

Commercial Loans
in billions of dollars



Business Deposit Balances
in billions of dollars



Commercial Loan Yields



Cost of Business Deposits

Commercial Loan Losses
as a % of commercial loans



Business Deposit Mix



54% of business deposits were in non-interest bearing checking accounts

- 20% Money Market Accts
- 13% Interest Checking Accts
- 13% Municipal Accts

Trust Services

Business trust revenue has remained strong over the past year as we continue to diversify our mix of both revenue and assets under management.

Business Trust Assets Under Management
in billions of dollars



Business Trust Asset Mix
as a % of total business assets under management



54%

- **54% of business trust assets were in custody**
- 37% Retirement Plans
- 5% Endowments/Foundations
- 2% Investment Management
- 2% Trusts

Business Trust Revenue
in millions of dollars



Business Trust Revenue Mix
as a % of total business revenue



68%

- **68% of business trust revenue came from retirement plans**
- 16% Endowments/Foundations
- 6% Investment Management
- 5% Trusts
- 5% Custody

Business investments, employee retirement plans and succession plans play an important role in the health of a business. **That's where our trust officers shine.**

DIGITAL TRANSFORMATION

Improving customer experience—growing the bank.

As more people choose online and mobile banking, we're focused on continuously expanding and enhancing our digital solutions to meet personal and business customers where they are through an easy, convenient and secure digital banking experience. Over the past several years, we've consistently added new digital building blocks, enabling the next phase of our transformation and driving growth for the bank, including:

- New apps and tools for mobile payments, credit scores, debit card management and more

- An accelerated account-opening experience that lets customers open a new account in under five minutes

- A simple, fast and secure digital loan application where a customer can apply, receive an instant loan offer and accept and close within minutes

- A new sophisticated, fast and secure business online banking platform designed to support commercial customers with advanced treasury needs



To learn more about our approach to customer education, please visit **www.northwest.com/security-center/**

To help us maximize the growth opportunities made possible by our digital transformation, in 2022 we launched a new marketing optimization and personalization engine. This platform harnesses the power of our customer data, artificial intelligence and machine learning to send existing customers relevant offers to deepen relationships. Leveraging our digital capabilities, we're seeking to obtain and grow new customer relationships, especially in markets where we don't have a branch presence, through a fully-digital shopping and buying experience.

Keeping our customers safe

As we continue to invest in our digital transformation, data security, account security and customer education are our priorities. Our data and account security strategy focuses on upholding the confidentiality and integrity of our customers' personal and financial information, keeping the bank safe and maintaining the trust of our customers. We deliver on that strategy by ensuring that our people have the necessary skills, knowledge and training in their roles; continually auditing our processes to identify any defects; investing in technology to provide industry-leading security to create a robust security toolset tailored to protect our system; and providing education to customers about good security practices and helping them understand their role in keeping information safe.

PERSONAL SOLUTIONS

Helping you get to what's next.

At Northwest, we find joy in going the extra mile, helping you along the journey to achieve your financial goals.

Our team of trusted advisors treat your dreams as theirs, approaching every one of them with fresh thought and personal attention.

Whether you're just getting started or financially secure, the tools we provide today will make a lasting difference tomorrow.



PERSONAL SOLUTIONS

Deposits

Strong customer relationships are the cornerstone of our success. We continue to attract and retain checking account customers and look forward to serving them for years to come as we deepen those relationships.

Number of Households



Number of Checking Accounts



Services per Household



Checking Account Balances
in billions of dollars



Savings and Insured Money Fund Deposit Balances
in billions of dollars



Checking Account Fees
in millions of dollars



[1]In 2021, number of households declined due to the divestiture of our insurance business.

Loans

Mortgage and home equity loans continue to be a core offering and continue to provide stable return. Consumer loans have grown substantially in recent years with an emphasis on high credit quality.

Mortgage Portfolio Yield



Consumer Loans
in millions of dollars



Home Equity Portfolio Yield



Consumer Loan Portfolio Yield



Mortgage and Home Equity Loan Losses
as a % of total mortgages and home equity loans



Consumer Loan Losses
as a % of consumer loans



PERSONAL SOLUTIONS

Trust Services

Our relentless focus on relationships, service and customized investment management solutions has remained strong.

Personal Trust Assets Under Management
in millions of dollars



2018	2019	2020	2021	2022
$364.9	$404.0	$804.0	$899.8	$769.3

Personal Trust Asset Mix
as a % of total personal assets under management



● **51% of trust assets were in investment management accounts**
● 49% Trusts

Personal Trust Revenue
in millions of dollars



2018	2019	2020	2021	2022
$3.8	$3.9	$5.0	$7.0	$6.6

Personal Trust Revenue Mix
as a % of total personal revenue



● **51% of trust revenue came from investment management accounts**
● 49% Trusts

> Our experienced team of trust officers help ensure customer assets are protected—and their legacies are fulfilled.

Northwest Investment Services

2022 was a challenging year when it came to market performance and investment returns. However, Northwest Investment Services continued to grow net client assets and revenue.

Personal Assets Under Management
in millions of dollars



2018	2019	2020	2021	2022
$1,440.6	$1,727.3	$2,230.6	$2,554.4	$2,286.7

Personal Asset Mix
as a % of total personal assets under management



36%

36% of personal investment assets were in advisory accounts

● 36% Annuity
● 28% Brokerage

Personal Investment Management Revenue
in millions of dollars



2018	2019	2020	2021	2022
$9.7	$10.8	$11.7	$16.3	$16.7

Personal Investment Management Revenue Mix
as a % of total personal revenue



46%

46% of personal investment revenue came from advisory accounts

● 40% Annuity
● 14% Brokerage



Northwest Investment Services



FINANCIAL DATA

Condensed Consolidated Balance Sheet

In thousands, except share data

AS OF DECEMBER 31,	2022	2021
ASSETS		
Cash and cash equivalents	$139,365	$1,279,259
Marketable securities available-for-sale	1,218,108	1,548,592
Marketable securities held-to-maturity	881,249	768,154
Loans receivable, net of allowance for credit losses of $118,036 and $102,241	10,802,416	9,914,151
Federal Home Loan Bank stock, at cost	40,143	14,184
Accrued interest receivable	35,528	25,599
Real estate owned, net	413	873
Premises and equipment, net	145,909	156,524
Bank-owned life insurance	255,062	256,213
Goodwill and other intangible assets	389,557	393,833
Other assets	205,574	144,126
TOTAL ASSETS	**$14,113,324**	**$14,501,508**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$11,464,548	$12,301,165
Borrowed funds	681,166	139,093
Subordinated debt	113,840	123,575
Junior subordinated debentures	129,314	129,054
Advances by borrowers for taxes and insurance	47,613	44,582
Accrued interest payable	3,231	1,804
Other liabilities	182,126	178,664
TOTAL LIABILITIES	**12,621,838**	**12,917,937**
Preferred stock, $0.01 par value, 50,000,000 shares authorized; no shares issued	—	—
Common stock, $0.01 par value, 500,000,000 shares authorized; 127,028,848 and 126,612,183 shares issued and outstanding, respectively	1,270	1,266
Additional paid-in capital	1,019,647	1,010,405
Retained earnings	641,727	609,529
Accumulated other comprehensive loss	(171,158)	(37,629)
TOTAL SHAREHOLDERS' EQUITY	**1,491,486**	**1,583,571**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$14,113,324**	**$14,501,508**

Condensed Consolidated Statements of Income

In thousands, except per share data

YEARS ENDED DECEMBER 31,	2022	2021	2020
INTEREST INCOME			
Loans	$407,828	$390,343	$410,907
Investments and interest-earning deposits	40,970	28,165	23,161
TOTAL INTEREST INCOME	448,798	418,508	434,068
INTEREST EXPENSE			
Deposits	14,120	19,122	35,896
Borrowed funds	13,997	8,124	6,444
TOTAL INTEREST EXPENSE	28,117	27,246	42,340
Net interest income	420,681	391,262	391,728
Provision for credit losses	17,860	(11,883)	83,975
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	402,821	403,145	307,753
NON-INTEREST INCOME			
Gain/loss on sale of investments	(8)	(176)	236
Gain on sale of loans	—	—	1,302
Service charges and fees	55,188	51,837	55,613
Trust and other financial services income	27,765	27,921	20,922
Insurance commission income	—	3,633	9,132
Income from bank-owned life insurance	7,129	6,050	5,190
Mortgage banking income	4,865	15,892	31,391
Gain on sale of insurance business	—	25,327	—
Other	15,910	12,405	8,479
TOTAL NON-INTEREST INCOME	110,849	142,889	132,265
NON-INTEREST EXPENSE			
Compensation and employee benefits	188,359	193,887	178,375
Premises and occupancy costs	29,618	31,073	30,622
Office operations	13,318	13,769	15,728
Collections expense	1,808	1,932	3,275
Processing expenses	52,496	55,763	50,050
Marketing expenses	9,095	8,237	7,695
Federal deposit insurance premiums	4,778	4,975	4,767
Professional services	14,703	17,621	12,482
Amortization of intangible assets	4,277	5,553	6,856
Merger, asset disposition and restructuring expense	5,617	3,453	20,789
Other	15,909	8,647	16,853
TOTAL NON-INTEREST EXPENSE	339,978	344,910	347,492
Income before income taxes	173,692	201,124	92,526
Income tax expense	40,026	46,801	17,672
NET INCOME	$133,666	$154,323	$74,854
Basic earnings per share	$1.05	$1.22	$0.62
Diluted earnings per share	$1.05	$1.21	$0.62

DIRECTORS AND OFFICERS

Board of Directors

Timothy B. Fannin
Chairman of the Board
Retired Partner
Catalano, Case, Catalano &
Clark-Radzieta, LLP

Louis J. Torchio
President and
Chief Executive Officer

William W. Harvey, Jr.
Chief Operating Officer and
Chief Financial Officer

Robert M. Campana
President
Campana Capital

Deborah J. Chadsey
Attorney and Partner
Kavinoky Cook LLP

Wilbur R. Davis
Retired Co-founder and
Chief Executive Officer
Ontario Systems, LLC

Timothy M. Hunter
President and
Chief Executive Officer
McInnes Rolled Rings

William F. McKnight
Controller
Interstate Chemical Company

John P. Meegan
Retired Executive
Vice President and
Chief Operating Officer
Hefren-Tillotson, Inc.

Mark A. Paup
President and
Chief Executive Officer
Zippo Manufacturing,
W.R. Case & Sons Cutlery Company

Sonia M. Probst
Retired Chief Executive Officer
Rouse Estate

David M. Tullio
President and
Chief Executive Officer
Custom Engineering Company,
LAMJEN, Inc.

Pablo A. Vegas
President and
Chief Executive Officer
ERCOT

Executive Officers

Louis J. Torchio
President and
Chief Executive Officer

William W. Harvey, Jr.
Senior Executive Vice President
Chief Operating Officer and
Chief Financial Officer

John J. Golding
Senior Executive Vice President
Consumer Banking

Mark T. Reitzes
Senior Executive Vice President
Commercial Banking

Ronald B. Andzelik
Executive Vice President
Chief Risk Officer

James M. Colestro
Executive Vice President
Retail Lending and Business Banking

Thomas K. Creal IV
Executive Vice President
Chief Credit Officer

Devin T. Cygnar
Executive Vice President
Chief Marketing Officer

David W. Heeter
Executive Vice President
Corporate Ambassador

Kyle P. Kane
Executive Vice President
Chief Human Resources Officer

Richard K. Laws
Executive Vice President
Chief Counsel and Corporate Secretary

Jeffrey J. Maddigan
Executive Vice President
Finance and Accounting

Julia W. McTavish
Executive Vice President
Human Resources Operations

Lee A. Palm
Executive Vice President
Commercial Finance

Shawn O. Walker
Executive Vice President
Corporate Communications
and Regional Marketing

Scott J. Watson
Executive Vice President
Chief Information Officer

Senior Officers

Pamela L. Balas
Senior Vice President
Retail Operations Manager

Carey A. Barnum
Senior Vice President
Chief Auditor

Stephen M. Bell
Senior Vice President
Corporate Real Estate

Michael W. Cappetta
Senior Vice President
Chief Data Officer

Kevin S. Carpenter
Senior Vice President
Secondary Market

Michele D. Cavalier
Senior Vice President
Senior Trust Officer

Steven M. Crissey
Senior Vice President
Human Resources

Rocco N. Diina
Senior Vice President
Mortgage Lending

Christina D. Dinger
Senior Vice President
Enterprise Project Management

Seth A. Erickson
Senior Vice President
Credit

Kristen M. Federici
Senior Vice President
Accounting

Jack R. Freeman
Senior Vice President
Credit

Jennifer L. Gibson
Senior Vice President
Indiana Region

John M. Guidone
Senior Vice President
Dealer Services

Andrew R. Hahn
Senior Vice President
Investment Services

Richard C. Hamister
Senior Vice President
Great Lakes Region

Ian J. Hinsdale
Senior Vice President
Bank Secrecy Act (BSA)

Julie Fallon Hughes
Senior Vice President
Southwest PA/Ohio Region

Bryan P. Jasin
Senior Vice President
Small Business Banking

Leslie D. Kurtz
Senior Vice President
Chief Compliance Officer

Owen J. LaChat
Senior Vice President
Chief Technology Officer

Mark E. Lapczynski
Senior Vice President
Senior Credit Officer

Raymond R. Learn
Senior Vice President
Deputy Chief Counsel

John R. Malizia
Senior Vice President
Commercial Banking

Julie A. Marasco
Senior Vice President
Northwest PA Region

Brian E. McCarthy
Senior Vice President
Commercial Credit Manager

David D. McCune
Senior Vice President
Small Business Credit Manager

Kristyn L. McGlynn
Senior Vice President
Credit

Kristen E. Mekulsia
Senior Vice President
South Central PA Region

Philip M. Mulder
Senior Vice President
Commercial Finance Credit Officer

Kevin W. Nelson
Senior Vice President
Commercial Banking

Michael C. Pietropaoli
Senior Vice President
Commercial Banking Executive

Melody P. Schott
Senior Vice President
Support Services

Brian D. Shapiro
Senior Vice President
Commercial Finance

Jacqueline N. Snell
Senior Vice President
Controller

Eric J. Sonnenberger
Senior Vice President
Director Collateral Services

Lance L. Spencer
Senior Vice President
Chief Information Security Officer

Tina M. Stinson
Senior Vice President
Treasury Management

C. Forrest Tefft
Senior Vice President
Corporate Finance

Joshua G. Wander
Senior Vice President
Credit Data, Analytics
and Modeling

Jeffrey R. White
Senior Vice President
Deputy Chief Risk Officer

Mark H. Worthy
Senior Vice President
Commercial Banking Executive

Brenda J. Yurick
Senior Vice President
Deputy Chief Counsel

INVESTOR INFORMATION

Corporate Headquarters

3 Easton Oval, Suite 500
Columbus, OH 43219
Phone: (814) 726-2140
www.northwest.com

Annual Meeting

The Annual Meeting will be held virtually
at 11:00 a.m. Eastern Time on April 19, 2023,
at www.virtualshareholdermeeting.com/NWBI2023.

Stock Listing

Northwest Bancshares, Inc. common stock trades on the
NASDAQ Global Select Market under the symbol "NWBI."
The CUSIP number is 667340103.

Registrar, Transfer and Dividend Disbursing Agent

Shareholder communications regarding change of address,
change in stock registration, reporting of lost certificates and
dividend checks should be directed to:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Phone: (877) 715-0499
Email: help@astfinancial.com
www.astfinancial.com

Online Shareholder Account Access

Registered shareholders can securely manage their account(s)
online through American Stock Transfer & Trust Company, LLC
at www.astfinancial.com by clicking "Login" at the top right
corner of the screen and then under "Shareholder Central,"
click "Login" again. Here you can easily obtain important details
about your holdings and general stock transfer information, as
well as initiate a number of transactions and inquiries including
the following:

- Update your mailing address
- Print a duplicate 1099 tax form
- Combine/consolidate accounts
- Request a replacement dividend check
- Download stock transfer instructions and forms
- Enroll in direct deposit of dividends

Independent Auditors

KPMG LLP, Pittsburgh, Pennsylvania

Securities Counsel

Luse Gorman, P.C., Washington, D.C.

Financial Information

The Annual Report on Form 10-K is filed with the Securities
and Exchange Commission (SEC). Copies of this document
and other filings, including exhibits thereto, may be obtained
electronically at www.sec.gov or through the company's
website, www.northwest.com. Copies may also be obtained,
without charge, by submitting a request to:

Shareholder Relations
Northwest Bancshares, Inc.
100 Liberty Street
P.O. Box 128
Warren, PA 16365
Phone: (800) 859-1000
Email: shareholderrelations@northwest.com

Dividend Reinvestment and Direct Stock Purchase and Sale Plan

Northwest Bancshares, Inc. is pleased to offer a Dividend
Reinvestment and Direct Stock Purchase and Sale Plan
through American Stock Transfer & Trust Company, LLC.

The plan provides both existing registered shareholders
and interested new investors with a convenient method
to purchase shares of Northwest Bancshares, Inc.
common stock.

If you are already a registered shareholder or are interested in
becoming one, you may access the plan materials and enroll
online at www.astfinancial.com by clicking on "Login," and then
under "Invest Online" click "Login" again or visit our investor
relations website at www.northwest.com. Alternatively, you may
request a plan prospectus and enrollment application by calling
American Stock Transfer & Trust Company, LLC, toll-free, at
(877) 715-0499 or Northwest, toll-free, at (800) 859-1000.

Direct Deposit of Dividends (ACH)

Registered shareholders who do not reinvest their dividends
may elect to have cash dividends directly deposited into their
savings or checking account, thereby providing immediate
access to funds and eliminating mail delays and lost or stolen
checks. You may enroll online by accessing your shareholder
account(s) at www.astfinancial.com or, to obtain an enrollment
card, by calling American Stock Transfer & Trust Company, LLC,
toll-free, at (877) 715-0449 or Northwest, toll-free, at
(800) 859-1000.

Investor Relations

Louis J. Torchio
President and Chief Executive Officer

William W. Harvey, Jr.
Senior Executive Vice President,
Chief Operating Officer and Chief Financial Officer

Shareholder Relations

Jacqueline N. Snell
Senior Vice President, Controller

In addition to historical information, this report may contain certain forward-looking statements that are based on assumptions and information currently available to management, including assumptions as to changes in market interest rates. These forward-looking statements are subject to various risks and uncertainties including, but not limited to, economic, regulatory, competitive, legislative and other factors affecting the company and its operations. Readers are cautioned not to place undue reliance on these forward-looking statements, as actual results may differ materially from those expressed or implied. Management has no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the release of this report. ©2023 Northwest Bancshares, Inc.





3 Easton Oval, Suite 500
Columbus, OH 43219
(814) 726-2140

Northwest.com